SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

T Bancshares, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

872229109

(CUSIP Number)

Patrick G. Adams
Chief Executive Officer
T Bancshares, Inc.
16000 Dallas Parkway, Suite 125
Dallas, Texas 75248
(972) 720-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2007

Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872229109

1.	NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY):

Patrick G. Adams

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions): PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	89,000
	8. SHARED VOTING POWER	1,200
	9. SOLE DISPOSITIVE POWER	89,000
	10. SHARED DISPOSITIVE POWER	1,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 90,200

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 5.1%

14.	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP No. 872229109

1.	NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY):

The Gerupajo Living Trust(1) TIN: ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions): PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	1,200(1)
8. SHARED VOTING POWER
	9. SOLE DISPOSITIVE POWER	1,200(1)
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,200

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0.01%

14.	TYPE OF REPORTING PERSON (See Instructions): OO(1)

________________________

(1) These securities are held by The Gerupajo Living Trust, whose co-trustees, Patrick G. Adams and Ruth O. Adams, have voting and dispositive power with respect to these securities.

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of T Bancshares, Inc. (the “Issuer”), a Texas corporation and parent bank holding company for T Bank, N.A. The Issuer’s principal executive office is located at 16000 Dallas Parkway, Suite 125, Dallas, Texas 75248.

Item 2. Identity and Background.

(a)
This statement is filed jointly by Patrick G. Adams and the Gerupajo Living Trust, a Texas grantor trust (the “Trust,” and, collectively with Patrick Adams, the “Reporting Persons”). As First Successor Co-Trustee, Patrick Adams and as Co-Trustee, Ruth O. Adams, share investment discretion and voting authority with respect to shares held by the Trust.

(b)	The Reporting Persons’ address is 16000 Dallas Parkway, Suite 125, Dallas, Texas 75248.

(c)
Patrick Adams has served as President and Chief Executive Officer of the Issuer since its formation in 2002. Patrick Adams has served as First Successor Co-Trustee of the Trust since October 23, 2007. Ruth Adams is retired. Ruth Adams has served as Co-Trustee of the Trust since its formation on July 19, 1995.

(d)	During the last five years, neither of the Reporting Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The securities that resulted in the Reporting Persons becoming 5% beneficial owners are those that are deemed to have been acquired by Adams upon succeeding to First Successor Co-Trustee of the Trust upon the death of Adams’ father.

Item 4. Purpose of the Transaction.

As an executive officer and director of the Issuer, Adams is routinely involved in the management of and setting of policy for the Issuer, and he participates with the Board of Directors in the consideration of and taking of action on significant corporate events involving the Issuer. However, the shares of Common Stock held by the Reporting Persons are held for investment purposes only, and the Reporting Persons currently have no plans or proposals which relate to or would result in any of the events or consequences listed in (a)-(j) of Item 4 of Schedule 13D. While the Reporting Persons currently have no specific plans to acquire additional shares, they may do so in the future, including through the exercise of stock options and warrants they hold. Among other considerations, the timing and amounts of any such additional purchases will be subject to market conditions, the price at which Common Stock can be purchased, and the Reporting Persons’ personal finances.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Persons are considered to beneficially own an aggregate of 90,200 shares of Common Stock as described below. Those shares amount to 5.1% of the Issuer’s Common Stock (based on 1,703,801 outstanding shares, as set forth in the Issuer’s Quarterly Report for the quarterly period ended March 31, 2007, as well as 64,200 shares of stock subject to exercisable warrants and options which the Reporting Person is deemed to beneficially own.).

Number of Shares	Description of Beneficial Ownership

25,000 shares	shares held by Adams directly

10,000 shares	shares which Adams has a right to purchase under currently exercisable warrants issued to Adams as an organizer and initial shareholder of the Issuer

54,000 shares	shares which Adams has a right to purchase under currently exercisable stock options issued pursuant to the Issuer’s stock option plans

1,000 shares	shares owned directly by the Trust

200 shares	shares which the Trust has a right to purchase under currently exercisable warrants held by the Trust

(b)
Patrick Adams has sole voting and dispositive power with respect to 89,000 of the shares, options and warrants listed above. Patrick Adams and Ruth O. Adams, as co-trustees of the Trust, share voting and dispositive power with respect to 1,200 of the shares and warrants held by the Trust.

Ruth O. Adams is not currently employed. During the last five years, Ms. Adams has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). During the last five years, Ms. Adams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Adams is a citizen of the United States.

(c)	The Reporting Persons have not acquired or disposed of shares of Common Stock within sixty days immediately preceding the date of this filing.

(d)
Other than the co-trustees of the Trust, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein or attached hereto with respect to shares held in trust and shares that could be purchased upon the exercise of exercisable stock options and warrants, there are no contracts, agreements, arrangements or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Memorandum of Trust, The Gerupajo Living Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2008	/s/ Patrick G. Adams
Patrick G. Adams, Individually

Date: June 24, 2008	/s/ Patrick G. Adams
Patrick G. Adams, as First Successor Co-Trustee
The Gerupajo Living Trust

Exhibit 1

MEMORANDUM OF TRUST

THE GERUPAJO LIVING TRUST

BE IT KNOWN BY ALL PERSONS that on this 19th day of July, 1995, GEORGE F. ADAMS and RUTH O. ADAMS, as Trustmakers, established a Living Trust known as THE GERUPAJO LIVING TRUST, wherein GEORGE F. ADAMS, and RUTH O. ADAMS, are named as Trustees. The surviving Trustmaker and PATRICK G. ADAMS are named as First Successor Co-Trustees, and JOE MICHAEL ADAMS is named as Second Successor Co-Trustees.

The Trustee or Successor Co-Trustees are specifically vested with the following powers:

1. The Trustee is specifically vested with the power and authority to retain, buy, sell, invest or reinvest in, exchange, manage, control, repair, improve and lease any and all trust property that may come under its control. The Trustee is authorized to establish and maintain bank and financial accounts of all types in one or more financial institutions that the Trustee may choose. The Trustee is also specifically vested with the power to transfer or convey assets out of the trust, to borrow against trust assets, and to mortgage trust assets. Each Trustee may delegate to the other Trustee all of his/her powers, duties and responsibilities granted or imposed by the Trust. Each initial Trustee has the power to transact any and all trust powers, duties and responsibilities granted or imposed by the Trust without the joinder or consent of the others. Any Third Party relying on this Memorandum of Trust shall be held harmless and indemnified by the Trustees, Trustmakers and Beneficiaries for any actions taken by them at the instructions or request of any Trustee.

2. No person dealing with the Trustee shall be obligated to see to the application of any money or property delivered to the Trustee or to inquire into the Trustee's authority with regard to or the propriety of any transaction. Only the Trustee shall be fully liable for any improper or unauthorized act, and shall indemnify and hold harmless any person relying upon such Trustee's authority.

3. None of the powers given the Trustee herein are given by way of limitation, and each is supplementary to the powers granted elsewhere in the Trust Agreement, or otherwise by law. Furthermore, the Trustees or Successor Co-Trustees shall have all the powers granted under the Texas Trust Code, as it now exists or may hereafter be amended.

4. The Trustee, in his/her sole and absolute discretion, may disclaim the benefits of any retirement plan payable to the trust, including individual retirement accounts that are payable to the trust, in favor of the Surviving Spouse. If there is no surviving spouse, such benefits shall be paid to the Trust.

5. Should any Trustee or Successor Co-Trustees named above die, resign, or otherwise become unable to serve as Trustee, any Third Party in regards to ascertaining or determining the authority of any

Successor Co-Trustees to act as Trustee need only rely upon the presentations by such Successor Co-Trustees of a copy of this Memorandum of Trust along with a copy of any one or more of the following documents:

a. A death certificate of any predecessor Trustee; or

b. A resignation certificate of any predecessor Trustee; or

c. The affidavits of at least two physicians, who have examined a Trustee or Successor Co-Trustees, and who have determined that such Trustee or Successor Co-Trustees is unable to attend or handle the responsibilities of serving as Trustee of the Trust, or.

d. Letters of Guardianship or conservatorship which have been issued by a court of law and which indicate that a Guardian or a Conservator has been appointed on behalf of a Trustee or Successor Co-Trustees due to the incompetency or incapacity of such Trustee or Successor Co-Trustees.

6. This Memorandum of Trust is hereby incorporated and made a part of the said Trust Agreement.

BE IT FURTHER KNOWN that anyone dealing with any of said Trustees or Successor Co-Trustees shall have the right to assume that said Trustees or Successor Co-Trustees are acting within the scope of their authority as Trustees, and that it shall not be necessary for them to review the entire Trust Agreement.

George F. Adams
GEORGE F. ADAMS
Trustmaker/Trustee

Ruth O. Adams
RUTH O. ADAMS,
Trustmaker/Trustee

STATE OF TEXAS X
X
COUNTY OF BEXAR X

BEFORE ME, the undersigned Notary Public in and for the State of Texas, on this 19th day of July, 1995, did appear GEORGE F. ADAMS, and RUTH O. ADAMS, who after being duly sworn by me and upon their oaths stated that they executed the foregoing instrument for the purposes and considerations therein expressed, and in the capacity therein stated.

PETER J. PARENTI
Notary Public, State of Texas
My Commission Expires Jan. 31, 1997

NOTARY PUBLIC IN AND FOR THE
STATE OF TEXAS